UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AVAYA HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05351X101

(CUSIP Number)

John Marlow

RingCentral, Inc.

20 Davis Drive

Belmont, CA 94002

(650) 472-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05351X101

(1)	NAMES OF REPORTING PERSONS RingCentral, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 8,150,392 (1)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 8,150,392 (1)
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,150,392 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) CO

(1)

The aggregate amount of shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Avaya Holdings Corp. (the “Issuer”) that may be deemed beneficially owned by RingCentral, Inc. (“RingCentral”) consists of 125,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) held directly by RingCentral. Pursuant to the Issuer’s Certificate of Designations of Series A Convertible Preferred Stock (the “Certificate of Designations”), at any time from and after October 31, 2019, each holder of shares of Series A Preferred Stock shall have the right, at such holder’s option, subject to the conversion procedures set forth in the Certificate of Designations, to convert each share of such holder’s Series A Preferred Stock at any time into that number of shares of Common Stock as determined by the conversion rate in effect on such date, with an initial conversion price of $16.00.

(2)

Percentage calculated on the basis of (i) 84,410,936 shares of Common Stock outstanding as of June 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on August 9, 2021, and (ii) 8,150,392 shares of Common Stock into which the 125,000 shares of Series A Preferred Stock held by RingCentral can be converted, as of June 30, 2021.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on October 31, 2019 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a), (b), (c) and (f)

This Statement is filed by RingCentral, whose principal business is providing software-as-a-service solutions.

Attached as Annex 1 is a chart setting forth, with respect to each executive officer and director of RingCentral, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

(d) Criminal Convictions

During the last five years, none of RingCentral nor, to the best of RingCentral’s knowledge, any person named on Annex 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

During the last five years, none of RingCentral nor, to the best of RingCentral’s knowledge, any person named on Annex 1, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

Dividend Payments

As a holder of the Series A Preferred Stock, RingCentral is entitled to receive dividends, in preference and priority to holders of the Common Stock or other series of the Issuer’s stock, which accrues on a daily basis at the rate of 3% per annum of the Stated Value. The Stated Value was initially $1,000 per share and was increased by the sum of any dividends on such shares not paid in cash. These dividends are cumulative, compound quarterly and are paid quarterly in arrears.

Share Repurchase Program

The Issuer maintains a share repurchase program. As of June 30, 2021, the Issuer has repurchased 29,717,326 shares of Common Stock under the program, consisting of (i) 793,662 shares in the nine months ended June 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2021, and (ii) 28,923,664 shares in the Issuer’s fiscal year ended September 30, 2020, as reported by the Issuer in its Annual Report on Form 10-K filed on November 25, 2020.

As a result of the dividend payments noted above, the number of shares of Common Stock into which the 125,000 shares of Series A Preferred Stock held by RingCentral can be converted into has increased since the initial Schedule 13D filing. In addition, as a result of the dividend payments and the share repurchases described above, the percentage of Common Stock beneficially owned by RingCentral has increased. This increase is detailed in Item 5 below.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by RingCentral is 8.8%. Such percentage was calculated based on (i) 84,410,936 shares of Common Stock outstanding as of June 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on August 9, 2021, and (ii) 8,150,392 shares of Common Stock into which the 125,000 shares of Series A Preferred Stock held by RingCentral can be converted.

RingCentral, Inc.:

(1) Sole Voting Power: 8,150,392

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 8,150,392

(4) Shared Dispositive Power: 0

(5) Percent of Class: 8.8%

Except as set forth in this Item 5, none of RingCentral, nor any person named on Annex 1, beneficially owns any shares of the Issuer.

(c) Except as disclosed elsewhere in this Statement, none of RingCentral, nor, to the best of RingCentral’s knowledge without independent verification, any person named on Annex 1, effected any transactions in the shares of the Issuer in the last 60 days.

(d) To best of the knowledge of RingCentral, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer covered by this Statement.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2021

RINGCENTRAL, INC.

By:	/s/ John Marlow
Name:	John Marlow
Title:	Chief Administrative Officer, Senior Vice President, Corporate Development, General Counsel and Secretary

Annex 1

The following sets forth the name, position and principal occupation of each director and executive officer of RingCentral. Each director and executive officer is a citizen of the United States and the business address of each is c/o RingCentral, Inc., 20 Davis Drive, Belmont, CA 94002. To the best of RingCentral’s knowledge, other than as disclosed in this Statement, none of its directors or executive officers beneficially owns any shares of the Common Stock and none of its directors or executive officers has engaged in any transactions in the Common Stock during the past 60 days.

Executive Officers	Title
Vladimir Shmunis	Chief Executive Officer and Chairman of the Board of Directors
Anand Eswaran	President and Chief Operating Officer
Mitesh Dhruv	Chief Financial Officer
John Marlow	Chief Administrative Officer, Senior Vice President, Corporate Development, General Counsel and Secretary
Praful Shah	Chief Strategy Officer

Directors	Principal Occupation
Mignon Clyburn	President, MLC Strategies, LLC
Arne Duncan	Managing Partner, Emerson Collective
Kenneth Goldman	President, Hillspire LLC
Michelle McKenna	Senior Vice President and Chief Information Officer of the NFL
Robert Theis	General Partner of World Innovation Lab
Allan Thygesen	President, Americas at Google Inc.
Neil Williams	Member of the Board of Directors of RingCentral and Amyris